SK Telecom Co., Ltd.

SK T-Tower

11, Eulgiro 2-Ga, Jung-gu, Seoul, Korea

July 12, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel
Assistant Director Division of Corporation Finance

Re:	SK Telecom Co., Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed April 30, 2013
File No. 333-04906

Dear Mr. Spirgel:

Reference is made to your letter dated June 17, 2013 (the “Comment Letter”) addressed to SK Telecom Co., Ltd. (the “Company”), in which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2012, which was filed with the Commission on April 30, 2013 (the “Annual Report”).

We set forth in this letter the Company’s responses to the Staff’s comments in the Comment Letter. For your convenience, we have included the text of the Staff’s comments in bold followed by our response. Unless indicated otherwise, capitalized terms used herein without definition have the meanings ascribed to them in the Annual Report.

Mr. Larry Spirgel

Securities and Exchange Commission, p. 2

Form 20-F for the Year Ended December 31, 2012

Involvement in Certain Legal Proceedings, page 78

1.	We note your disclosure about the indictment of the Company’s former Chairman of Board of Directors and the Chief Executive Officer of SK Holdings, Inc., the controlling entity of the Company, for misappropriation of Won 46.85 billion of the Company’s corporate funds and additional funds of other affiliates. In this regard and with a view towards expanded disclosure, please provide us with the following information:

•	During what period of time was the fraud committed?

The Company respectfully notes that the alleged charges against the Chief Executive Officer of SK Holdings Co., Ltd. are currently under adjudication by the Seoul High Court and that the Company’s former chairman of the board of directors was acquitted of the alleged charges against him. Therefore, until there is a final determination by the courts on the remaining charges, the Company is not in a position to comment or make an assessment as to whether or not fraud was committed.

The Company invested Won 43.85 billion (and not the Won 46.85 billion amount previously disclosed in the Annual Report) in a number of investment funds (the “Funds”) in accordance with its standard procedures and the alleged misappropriation of funds, if any, occurred after the Company made such investment in the Funds. Based on the information available to the Company, the Company has not incurred any realized loss due to the alleged misappropriation of funds and is not aware of any unrealized loss that may have been incurred due to the alleged misappropriation. The Company further notes that the Funds are currently being managed and operated in the ordinary course by professional fund managers.

With respect to the time period in which the alleged misappropriation of funds occurred, the Company notes that according to the press, the alleged misappropriation of funds occurred in 2008. The Company further notes that it is not a party to this litigation and that it has not received access to the relevant indictment.

•	Were there any controls in place in prior years to detect the misappropriation of assets? If so, tell us your conclusions regarding the effectiveness of such controls?

The Company believes that it has internal control procedures that are effectively designed and that operate effectively to detect the misappropriation of assets, including at the time of the alleged misappropriation of funds.

With respect to the Company’s internal control procedures in connection with its investment decisions, the Company carefully considers each investment decision according to its investment procedures, and controls related to its investment procedures are regularly re-evaluated and updated on an annual basis. Examples of such controls are as follows:

Mr. Larry Spirgel

Securities and Exchange Commission, p. 3

•	Document the process and criteria for each of the planning, implementation and review steps of a potential investment in order to effectively review and manage such investment.

•	Prepare a business plan for each strategic investment and request review from the Investment Review Committee after receiving preliminary internal approval by the relevant business unit.

•

Hold a meeting of the Investment Review Committee to make a final investment determination of strategic investments after reviewing the target of the investment, taking into consideration the type of investment and size.

•

Receive approval from authorized personnel upon their review of relevant payment-related data of the investee (e.g., business identification number, bank account information and payment amount) prior to making a payment related to an investment.

According to the Company’s regularly performed control tests, no exceptions have been noted to date.

•	Did you re-evaluate the impact on the Company’s ICFR opinion in prior years as a result of this matter? If so, what was your conclusion?

The Company re-evaluated its investment procedures after the Korean press released articles relating to the alleged misappropriation of funds in 2011 and determined that its internal control procedures in connection with its investment decisions were effective as, among other factors, investment decisions were made after approval by the Investment Review Committee and the relevant controls to manage each step of its investment procedures were being operated effectively. Accordingly, the Company concluded that its opinions on internal control over financial reporting with respect to the years 2008 to 2010 were appropriate.

•	Did you place additional controls to detect the misappropriation of assets during the fiscal year 2012?

The Company believes that it already had effective controls in place to detect any misappropriation of assets and did not place any additional controls to detect any misappropriation of assets during the fiscal year 2012.

•

Tell us if there were any errors in the prior years’ financial statements in connection with this matter. If there were, please quantify the impact of the errors on all affected financial statement line items and explain to us your assessment of materiality.

The Company believes that there were no errors in the prior years’ financial statements in connection with this matter.

Mr. Larry Spirgel

Securities and Exchange Commission, p. 4

6. Trade and Other Receivables, page F-41

26. Finance Income and Costs, page F-76

31. Financial Risk Management, page F-88

2.	We note that you have classified Won 553 billion of trade receivables as “impaired” and your allowance for doubtful accounts for trade receivables was Won 213 billion as of the year ended 2012. Please provide us with the following information:

•	Tell us how you define “impaired” trade receivables.

In accordance with IAS 39, the Company assesses whether there is any objective evidence that a financial asset is impaired at the end of each reporting period.

The Company considers the occurrence of loss events described in note 3(9) of the notes to the consolidated financial statements included in the Annual Report as objective evidence that a financial asset is impaired. The following are examples of trade receivables that the Company defines and classifies as “impaired”:

•	receivables under dispute by the relevant counterparty with respect to the remaining balance of such receivables;

•	receivables that are subject to collection by a collection agency or that are the subject of litigation;

•	receivables that are separately managed by the Company due to the termination of transactions with the counterparty;

•	past due receivables from telecommunications services;

•	receivables that are determined to have a significantly low likelihood of recoverability due to bankruptcy or other similar events;

•	receivables from a counterparty that is suspended from current account transactions by financial institutions; and

•	receivables from a counterparty that is under significant financial difficulty such as having impaired capital.

Mr. Larry Spirgel

Securities and Exchange Commission, p. 5

•	Tell us how much in allowances were provided for “impaired” receivables in the past three years and what was the basis of your determination.

The Company’s allowance for “impaired” trade receivables as of the end of each of the three most recent fiscal years was as follows:

	(Unit: millions of Won)
	2012	2011	2010
“Impaired” trade receivables (a)	552,816	624,478	577,395
Allowance for “impaired” trade receivables (b)	213,020	240,441	248,653
Ratio (b/a)	38.53%	38.50%	43.06%

Trade receivables from telecommunications services that are past due are all classified as “impaired” trade receivables. The Company determines whether trade receivables from non-telecommunications services are “impaired” on an individual basis, based on specific facts and circumstances.

The vast majority of “impaired” trade receivables comprise trade receivables from telecommunications services, including cellular and fixed-line services. The allowance for these receivables is measured based on a collective assessment method. The Company classifies the “impaired” trade receivables from telecommunications services by revenue type (i.e., cellular, fixed-line and others), performs aging analysis, and establishes the allowance for such “impaired” trade receivables using the historical bad debt experience rate according to the revenue type and the age of the receivables.

The remaining “impaired” trade receivables relate to non-telecommunications services, such as B2B solutions services, and the allowance for these “impaired” trade receivables is measured individually. The allowance for individual “impaired” trade receivables from non-telecommunications services is determined as the carrying amount of such receivables less the estimated recoverable amount for such receivables. Generally, the Company considers financial factors of a debtor such as credit ratings, solvency and historical collection rates and whether the debtor is under financial difficulty. If a debtor becomes insolvent, the Company establishes an allowance of 100% of the carrying amount of the relevant receivables. In addition, with respect to receivables that are the subject of litigation, the Company estimates the recoverable amount based on the amount set forth in the final court decision.

Mr. Larry Spirgel

Securities and Exchange Commission, p. 6

•	Tell us what was written off in relation to the “impaired” trade receivables over the past three years.

Write-offs during the three most recent fiscal years compared to “impaired” trade receivables as of the end of each of the three most recent fiscal years were as follows:

	(Unit: millions of Won)
	2012	2011	2010
“Impaired” trade receivables (a)	552,816	624,478	577,395
Write-offs (b)	89,943	102,467	78,307
Ratio (b/a)	16.3%	16.4%	13.6%

On a regular basis, the Company writes off “impaired” trade receivables which satisfy the following criteria:

•	death or bankruptcy of debtor;

•	receivables subject to the statute of limitations under the Korean Commercial Code (e.g., 3 years for trade receivables for telecommunications services);

•	receivables for less than Won 200,000 which have been past due for six months or more; or

•	receivables recognized in a transaction in which the counterparty illegally used another’s identity.

A significant portion of “impaired” trade receivables written-off during the past three years is composed of receivables subject to the statute of limitations under the Korean Commercial Code.

Mr. Larry Spirgel

Securities and Exchange Commission, p. 7

17. Provisions, page F-64

Cellular Services Segment, page 60

Critical Accounting Policies, Estimates And Judgments, page 75

3.	We note that your provision for handset subsidy as of fiscal year 2012 has decreased by approximately 54% from 2011, and the utilization of Won 682 billion in 2012 was approximately 89% of the prior year’s provision of Won 762 billion. In the disclosure about the operating results of the cellular services segment on page 60, you indicated that digital handset sales increased by 43.8% in 2012. You also disclosed that you “provide handset subsidies to subscribers who purchase handsets on an installment basis …. and estimate a provision for handset subsidies to be paid at the time telecommunication service contracts are made”. Please explain to us the factors that you considered in estimating the provision for handset subsidies and the assumptions you used in such estimates in 2012.

As discussed on page 75 of the Annual Report, the Company provides handset subsidies to subscribers who agree to use its service for a predetermined service period and purchase handsets on an installment basis. Generally, handset subsidies may be provided to any subscriber that uses the Company’s service and purchases handsets either directly from the Company or through third parties. Since the Company does not recognize revenues from sales of handsets by third parties, the trends between the Company’s digital handset sales and its provision for handset subsidies are not necessarily correlated.

During the fiscal year ended December 31, 2012, the Company’s provision for handset subsidies significantly decreased as it gradually ceased providing handset subsidies to subscribers. Starting in December 2011, the Company decreased the amount of handset subsidies provided per subscriber. Subsequently, the Company ceased providing handset subsidies to subscribers who purchased the latest handset models in April 2012. Since August 2012, the Company has ceased providing handset subsidies with respect to all handset purchases, with exceptions for a very limited number of handset models. As a result, the Company expects the provision for handset subsidies to continue to decrease to a de minimus amount as long as it maintains its current policy with respect to handset subsidies.

The amount recognized as a provision for handset subsidies is the Company’s best estimate of the expenditure required to settle the current obligations to the relevant subscribers at the end of the reporting period, which is calculated as the sum of the present values of the monthly balances for handset subsidies over the relevant service periods, taking into account the customer retention rate for the relevant subscribers.

The discount rate used in calculating the present values is based on AAA-rated corporate bonds with a two-year maturity. The customer retention rate is based on the Company’s historical retention rate.

Mr. Larry Spirgel

Securities and Exchange Commission, p. 8

*    *    *    *    *

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We sincerely hope that the responses above adequately address the Staff’s comments. Please direct any further questions or comments to the Company’s Investor Relations Department, to the attention of Won Tuh Chung at +822-6100-1550 (fax: +822-6100-7830; email: wt.chung@sk.com), or to the Company’s outside counsel, Cleary Gottlieb Steen & Hamilton LLP, to the attention of Jinduk Han at +852-2532-3723 (fax: +852-2160-1023; e-mail: jhan@cgsh.com).

Very truly yours,

/s/ Soo Cheol Hwang
Soo Cheol Hwang
Chief Financial Officer

cc:	Christie Wong

Robert S. Littlepage

Division of Corporate Finance

Jinduk Han

Cleary Gottlieb Steen & Hamilton LLP